ASX/MEDIA RELEASE	14 June 2006

Rights Issue Closure
AU$6.3m Raised

Boston, MA and Perth, Australia - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that the Company’s Non-Renounceable Rights Issue has closed. Proceeds of AU$6,309,487 (US$4,795,209) before costs has been raised through the issue of 10,515,811 new ordinary shares at an issue price of AU$0.60 per share. This represents a subscription of 22% of the total shares available for subscription under the Rights Issue, although a large number of shareholders reside outside Australia and were therefore ineligible to participate. Currently, U.S. holders who were ineligible to participate, own approximately 45% of the Company. Eligible Directors of the Company exercised their right to subscribe for ordinary shares.

Notwithstanding that Janney Montgomery Scott LLC were appointed to place the shortfall in the U.S., the Company has elected not to place the shortfall subscription shares due to current U.S. market conditions.

“The Directors and I are pleased that a number of shareholders have joined with eligible Directors to take up their rights in the current market conditions” said Mr. Gavin Rezos, CEO of pSivida Limited.

The ordinary shares to be issued under the entitlement and additional share offers are expected to commence trading on the Australian Stock Exchange on the 19 June 2006.

The ordinary shares to be issued will not be registered under the U.S. Securities Act of 1933, as amended and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida enjoys a strong relationship with, including access to its cutting edge research and development facilities.

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications, regulatory approvals and development options. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our inability to raise sufficient funds to allow us to fund Medidur™ trials a later stage and buy back into the Medidur™ co-ownership right or to fund additional development opportunities with respect to BioSilicon™ and BrachySil™; our inability to develop proposed BioSilicon™ products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields due to regulatory, scientific or other issues; failure of our evaluation agreements to result in license agreements; failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySilTM trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between the two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of the ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; and inability to recruit patients for the phase III Medidur™ for DME trial;. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.